  Exhibit 99.2

First Mining Gold Corp.

Consolidated Annual Financial Statements
For the years ended December 31, 2019 and 2018
 (Expressed in thousands of Canadian dollars unless otherwise noted)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of First Mining Gold Corp.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of First Mining Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of net loss and comprehensive loss, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
March 30, 2020

We have served as the Company’s auditor since 2017.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2019 AND DECEMBER 31, 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)

	December 31, 2019	December 31, 2018

ASSETS

Current
Cash and cash equivalents	$5,902	$5,115
Accounts and other receivables (Note 4)	303	149
Prepaid expenditures	349	257
Marketable securities (Note 5)	1,775	2,597
Total current assets	8,329	8,118

Non-current
Mineral properties (Note 6)	252,815	244,129
Mineral property investments (Note 7)	5,398	4,417
Property and equipment	608	662
Right-of-use asset (Note 8)	648	-
Reclamation deposit	119	116
Other receivables (Note 4)	103	90
Total non-current assets	259,691	249,414
TOTAL ASSETS	$268,020	$257,532

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 9)	$1,398	$582
Flow-through share premium liability (Note 12)	341	-
Current portion of lease liability (Note 8)	94	-
Current portion of environmental reclamation provision (Note 10)	716	-
Total current liabilities	2,549	582

Non-current
Lease liability (Note 8)	554	-
Environmental reclamation provision (Note 10)	1,639	-
Deferred tax liabilities (Note 15)	946	-
Total non-current liabilities	3,139	-
TOTAL LIABILITIES	5,688	582

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	282,666	275,068
Warrant and share-based payment reserve (Note 11)	33,330	30,230
Accumulated other comprehensive loss	(3,649)	(5,292)
Accumulated deficit	(50,015)	(43,056)
Total shareholders’ equity	262,332	256,950
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$268,020	$257,532

Subsequent events (Notes 6 and 20)
The consolidated financial statements were approved by the Board of Directors: Signed: “Keith Neumeyer”, Director Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)

	Year ended December 31,
	2019	2018

OPERATING EXPENSES (Note 13)
General and administration	$3,414	$4,692
Exploration and evaluation	1,124	764
Investor relations and marketing communications	1,177	1,634
Corporate development and due diligence	517	505
Write-down of mineral properties (Note 6)	341	4,181
Loss from operational activities	(6,573)	(11,776)

OTHER ITEMS
Foreign exchange loss	(4)	(5)
Other expenses	(78)	(54)
Interest and other income	212	190
Loss before income taxes	$(6,443)	$(11,645)

Deferred income tax expense (Notes 12, 15)	(516)	-
Net loss for the year	$(6,959)	$(11,645)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net (loss) or income:
Marketable securities fair value gain (loss) (Note 5)	705	(1,680)
Mineral property investments fair value gain (Note 7)	981	-
Items that may be reclassified to net (loss) or income:
Currency translation adjustment	(43)	431
Other comprehensive income (loss)	1,643	(1,249)

Total comprehensive loss for the year	$(5,316)	$(12,894)
Basic and diluted loss per share (in dollars)	$(0.01)	$(0.02)
Weighted average number of shares outstanding – Basic and Diluted	574,872,959	557,470,696

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)

	Year ended December 31,
	2019	2018

Cash flows from operating activities
Net loss for the year	$(6,959)	$(11,645)
Adjustments for:
Depreciation	171	204
Unrealized foreign exchange loss	-	15
Share-based payments (Note 11(d))	1,596	3,032
Accrued interest receivable and other income	(59)	9
Accrued other expenses	65	43
Write-down of mineral properties (Note 6)	341	4,181
Deferred income tax expense (Notes 12, 15)	516	-
Operating cash flows before movements in working capital	(4,329)	(4,161)
Changes in non-cash working capital items:
(Increase) decrease in accounts and other receivables	(242)	259
(Increase) decrease in prepaid expenditures	(87)	63
Increase in accounts payables and accrued liabilities	458	58
Total cash used in operating activities	(4,200)	(3,781)

Cash flows from investing activities
Property and equipment purchases	(123)	(93)
Mineral property expenditures (Note 6)	(6,031)	(7,402)
Option payments and expenditures recovered	83	-
Proceeds from sale of marketable securities (Note 5)	1,758	-
Total cash used in investing activities	(4,313)	(7,495)

Cash flows from financing activities
Proceeds from private placements (Note 11(b))	9,410	-
Shares issuance costs (Note 11(b))	(152)	-
Proceeds from exercise of warrants and stock options	43	989
Total cash provided by financing activities	9,301	989

Foreign exchange effect on cash	(1)	2

Change in cash and cash equivalents	787	(10,285)
Cash and cash equivalents, beginning	5,115	15,400
Cash and cash equivalents, ending	$5,902	$5,115
Cash	$5,858	$867
Term deposits	44	4,248
Cash and cash equivalents, ending	$5,902	$5,115

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2017	552,547,616	$272,501	$15,007	$12,600	$(4,043)	$(31,411)	$264,654
Exercise of options (Note 11(d))	638,000	276	-	(171)	-	-	105
Exercise of warrants (Note 11(c))	5,131,300	2,291	(1,407)	-	-	-	884
Options forfeited (Note 11(d))	-	-	-	(39)	-	-	(39)
Share-based payments	-	-	-	4,240	-	-	4,240
Loss for the year	-	-	-	-	-	(11,645)	(11,645)
Other comprehensive loss	-	-	-	-	(1,249)	-	(1,249)
Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950
Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950
Proceeds from private placements (Note 11(b))	33,095,772	8,392	1,018	-	-	-	9,410
Flow-through share premium liability (Note 11(b))	-	(771)	-	-	-	-	(771)
Shares issuance costs (Note 11(b))	370,250	(131)	(21)	-	-	-	(152)
Exercise of warrants (Note 11(c))	214,200	108	(65)	-	-	-	43
Share-based payments	-	-	-	2,168	-	-	2,168
Loss for the year	-	-	-	-	-	(6,959)	(6,959)
Other comprehensive income	-	-	-	-	1,643	-	1,643
Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is a Canadian-focused gold exploration and development company. The Company’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario.

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

2. BASIS OF PRESENTATION

These consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective for the Company’s reporting for the year ended December 31, 2019.

These consolidated annual financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The consolidated annual financial statements are presented in thousands of Canadian dollars, unless otherwise noted. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s material subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
First Mining Gold Corp.	Canada	Parent
Gold Canyon Resources Inc. (“Gold Canyon”)	Canada	100%
Goldlund Resources Inc. (“Goldlund”)	Canada	100%
Coastal Gold Corp. (“Coastal Gold”)	Canada	100%
Cameron Gold Operations Ltd. (“Cameron Gold”)	Canada	100%
PC Gold Inc. (“PC Gold”)	Canada	100%
Clifton Star Resources Inc. (“Clifton”)	Canada	100%

These consolidated annual financial statements were approved by the Board of Directors on March 30, 2020.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES

These consolidated annual financial statements have been prepared using the following accounting policies:

a)
New accounting policy – IFRS 16

The Company has adopted IFRS 16 Leases (“IFRS 16”) which is effective for annual periods beginning on or after January 1, 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right-of-use asset and a lease liability for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

For new leases, the right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16, if any, as an adjustment to opening equity at the date of initial application. The adoption of IFRS 16 did not have an impact on the Company’s consolidated annual financial statements as at the date of adoption. Subsequent to January 1, 2019, the Company entered into a lease agreement which was in scope of IFRS 16 (Note 8).

b)
New accounting policy – Flow-through units and shares

The Company may, from time to time, issue flow-through common shares or units to finance a portion of its Canadian exploration programs. Pursuant to the terms of the flow-through share agreements and the Income Tax Act (Canada) (the “ITA”), these equity instruments transfer the tax deductibility of qualifying resource expenditures to investors.

Upon the issuance of a flow-through share, the Company bifurcates the flow-through share into i) fair value of capital stock issued, based on market price at time of issuance, and ii) the residual as a flow-through share premium, which is recognized as a liability. Upon the issuance of a flow-through unit, the Company bifurcates the flow-through unit into i) relative fair value of capital stock issued, ii) relative fair value of a warrant, and iii) the residual as a flow-through share premium, which is recognized as a liability.

Upon incurring qualifying expenses the Company derecognizes the flow-through share premium liability and recognizes a credit to deferred tax expense (recovery). Proceeds received from the issuance of flow-through shares are to be used for Canadian resource property exploration expenditures within a certain time period as prescribed by the Government of Canada’s flow-through regulations, as contained in the ITA. The portion of the proceeds received but not yet expended at the end of the Company’s relevant reporting period is disclosed separately in the notes to the financial statements as flow-through expenditure commitments (Note 12). The Company is also subject to Part XII.6 of the ITA, which imposes a tax on flow-through proceeds renounced under the “Look-back Rule”, in accordance with the Government of Canada’s flow-through regulations. When applicable, this tax is accrued until paid.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

c)
Financial Instruments

(i)
Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, at the time of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Upon the adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities and mineral property investments (First Mining’s 10% equity interest in a group of privately held companies that own the Duparquet Gold Project) as FVTOCI given they are not held for trading and are instead held as strategic investments that align with the Company’s corporate objectives.

(ii)
Measurement

Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management elected to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(iii)
Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for a financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company recognizes in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

(iv)
Derecognition

Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

d)
Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

e)
Mineral Properties

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory costs, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

f)
Impairment of Non-Financial Assets

Mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for the Company’s exploration and evaluation stage mineral properties are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review for an exploration and evaluation asset is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

●
The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●
Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●
No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●
Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

g)
Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation.

The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years
Computer software	1 year

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

h)
Environmental Reclamation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred. The nature of the reclamation activities includes restoration and revegetation of the affected exploration sites.

When a liability is recognized, the present value of the estimated costs (discounted using a risk-free rate) is capitalized by increasing the carrying amount of the related exploration property. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environment disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the year in which they occur.

i)
Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

j)
Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

Consideration received from a private placement financing involving units consisting of common shares and warrants is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis. The share capital is valued at the closing share price of the Company on the completion date of the private placement and the warrant reserve is valued using the Black-Scholes option pricing model.

k)
Loss per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. In periods when the Company has generated a net loss, stock options and share purchase warrants are not included in the computation of diluted loss per share as they are anti-dilutive.

l)
Share-based Payments

Where equity-settled share options are granted to employees, the fair value of the options at the date of grant, measured using the Black-Scholes option pricing model, is charged to the statement of comprehensive loss or capitalized to mineral properties over the vesting period using the graded vesting method. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

All equity-settled share-based payments are reflected in share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, together with any consideration received.

m)
Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

n)
Accounting Policy Judgments and Estimation Uncertainty

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The following discusses accounting policy judgments and the sources of estimation uncertainty that may result in material changes in the carrying amount of assets or liabilities within the next year:

(i)
Accounting policy judgements

Impairment of Mineral Properties

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

(ii)
Estimation Uncertainty

Determining Amount and Timing of Reclamation Provisions

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates and interest rates. The actual cost to reclaim a mine or exploration property may vary from the estimated amounts because there are uncertainties with respect to the extent of required future remediation activities, as studies are currently ongoing, and uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (Continued)

Valuation of Mineral Property Investments

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management uses property specific and market based information to determine whether a significant change in the fair value of these investments has occurred. Changes to the property specific and market based variables could result in the fair value being less than or greater than the amount recorded.

o)
Accounting Standards Issued but Not Yet Applied

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

4. ACCOUNTS AND OTHER RECEIVABLES

Category	December 31, 2019	December 31, 2018
Current
GST and HST receivables	$231	$71
Quebec mining tax receivables	-	61
Other receivables	72	17
Total current accounts and other receivables	$303	$149

Non-current
Mexican VAT receivable	103	90

Total accounts and other receivables	$406	$239

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

5. MARKETABLE SECURITIES

The movements in marketable securities during the years ended December 31, 2019 and 2018 are summarized as follows:

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$-	$1,607	$2,597
Additions	60	171	-	231
Dispositions	(1,758)	-	-	(1,758)
Gain (loss) recorded in other comprehensive loss	708	(97)	94	705
Balance as at December 31, 2019	$-	$74	$1,701	$1,775

5. MARKETABLE SECURITIES (Continued)

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2017	$2,280	$-	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	-	(390)	(1,680)
Balance as at December 31, 2018	$990	$-	$1,607	$2,597

The Company holds marketable securities of publicly traded companies as strategic investments and has less than a 10% equity interest in each of the investees. During the year ended December 31, 2019, the Company sold 6,250,000 common shares of Silver One Resources Inc. for net proceeds of $1,750 with original cost of $6,360, and realized a cumulative loss on sale of $4,610 in other comprehensive loss.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

6. MINERAL PROPERTIES

As at December 31, 2019 and December 31, 2018, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2018	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2019
Springpole	$73,378	$347	$950	$1,058	$488	$554	$-	$-	$-	$76,775
Goldlund	96,604	3	726	1,085	240	236	-	-	-	98,894
Hope Brook	19,581	20	213	105	41	111	-	-	-	20,071
Cameron	27,032	56	87	126	16	57	-	-	-	27,374
Pickle Crow	16,754	31	88	46	2,376	18	(50)	-	-	19,263
Duquesne	5,091	2	3	35	1	1	-	-	-	5,133
Pitt	2,082	-	-	2	-	-	-	-	-	2,084
Others(1)	2,559	3	17	27	8	1	-	-	-	2,615
Canada Total	$243,081	$462	$2,084	$2,484	$3,170	$978	$(50)	$-	$-	$252,209
Miranda	-	-	-	-	-	-	-	-	-	-
Socorro	-	-	-	-	-	-	-	-	-	-
San Ricardo	-	-	-	-	-	-	-	-	-	-
Las Margaritas	244	43	22	34	-	-	(179)	(10)	-	154
Others(2)	-	-	-	-	-	-	-	-	-	-
Mexico Total	$244	$43	$22	$34	$-	$-	$(179)	$(10)	$-	$154
USA	804	46	-	-	-	-	(25)	(32)	(341)	452
Total	$244,129	$551	$2,106	$2,518	$3,170	$978	$(254)	$(42)	$(341)	$252,815

	Balance December 31, 2017	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$70,398	$237	$1,048	$657	$479	$559	$-	$-	$-	$73,378
Goldlund	93,807	2	928	1,045	596	226	-	-	-	96,604
Hope Brook	18,665	123	459	136	116	82	-	-	-	19,581
Cameron	26,676	39	193	57	39	28	-	-	-	27,032
Pickle Crow	16,496	50	92	58	36	22	-	-	-	16,754
Duquesne	5,053	6	4	27	-	1	-	-	-	5,091
Pitt	2,080	-	-	1	-	1	-	-	-	2,082
Others(1)	2,515	2	10	21	9	2	-	-	-	2,559
Canada Total	$235,690	$459	$2,734	$2,002	$1,275	$921	$-	$-	$-	$243,081
Miranda	810	48	18	9	1	-	-	76	(962)	-
Socorro	782	107	3	4	-	-	-	77	(973)	-
San Ricardo	969	140	1	6	-	4	-	96	(1,216)	-
Las Margaritas	183	41	4	25	4	1	(33)	19	-	244
Others(2)	739	195	7	7	-	1	-	81	(1,030)	-
Mexico Total	$3,483	$531	$33	$51	$5	$6	$(33)	$349	$(4,181)	$244
USA	698	43	-	-	-	-	-	63	-	804
Total	$239,871	$1,033	$2,767	$2,053	$1,280	$927	$(33)	$412	$(4,181)	$244,129

(1)
Other mineral properties in Canada as at December 31, 2019 and December 31, 2018 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest).
(2)
Other mineral properties in Mexico as at December 31, 2019 and December 31, 2018 include Puertecitos, Los Tamales, Geranio, El Apache, El Roble, Batacosa and Lachatao. A write-down of these properties to $nil was recorded during the year ended December 31, 2018.

The Company has various underlying agreements and commitments with respect to its Canadian mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

6. MINERAL PROPERTIES (Continued)

Subsequent to the end of the year, on January 27, 2020, the Company entered into a binding term sheet (the “Term Sheet”) with Auteco Minerals Ltd (“Auteco”) whereby Auteco may earn up to an 80% interest in the Pickle Crow project (the “Earn-In”). On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Earn-In Agreement”), which replaced the Term Sheet. Pursuant to the Earn-In Agreement, Auteco can earn a full 80% equity interest in PC Gold, the entity which owns the Pickle Crow Project, by (a) incurring a total of $10,000 in exploration expenditures over five years, (b) making cash payments to First Mining totaling $4,100 (of which the Company has received $100 to date), and (c) issuing 125 million shares of Auteco to First Mining. First Mining will also retain a 2% Net Smelter Returns (“NSR”) Royalty, 1% of which can be bought back for USD $2,500,000. During the term of the Earn-In Agreement, Auteco will be responsible for all program costs.

On August 21, 2019, the Company entered into an option agreement (the “Momentum Option Agreement”) with Momentum Minerals Ltd. (“Momentum”), a private company, granting Momentum the right to earn a 100% interest in First Mining’s Turquoise Canyon property (“Turquoise Canyon”) located in Nevada, U.S. Under the terms of the Momentum Option Agreement, Momentum can elect to make either annual share or cash payments to the Company for aggregate consideration of $500 over the four year option period. In addition, as per the terms of the Momentum Option Agreement, beginning in 2020, Momentum will also be responsible for paying all annual concession tax payments with respect to Turquoise Canyon to the Nevada State land management authorities. In addition to the payment terms outlined above, Momentum will be required to incur exploration expenditures on Turquoise Canyon totaling $750 over the four-year option period, incurring at least $50 in year one and $100 in year two. Upon completion of all payment and expenditure obligations, Momentum will obtain 100% ownership of Turquoise Canyon and First Mining will retain a 2% NSR royalty. Momentum will have the right to buy back 1% of the NSR royalty for $1,000 up until the first anniversary of the commencement of commercial production at Turquoise Canyon. During the year December 31, 2019, the Company received initial consideration in cash of $25 under the terms of the Momentum Option Agreement and recorded a write-down of Turquoise Canyon amounting to $341 (2018 - $nil), based on the recoverable amount indicated by the Momentum Option Agreement. As at December 31, 2019, the carrying value of the Turquoise Canyon property is $452 (December 31, 2018 - $804).

On July 30, 2018, the Company entered into an option agreement (the “Gainey Option Agreement”) with Gainey Capital Corp. (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango in Mexico. Under the terms of the Gainey Option Agreement, Gainey can elect to make either annual share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four year option period. In addition, as per the terms of the Gainey Option Agreement, Gainey will make annual payments of USD$25,000 in September 2018 (paid), September 2019 (remains unpaid), September 2020 and USD$250,000 in September 2021 in connection with an existing agreement on Las Margaritas, and exploration expenditures totaling USD$1,000,000 over the four year option period on Las Margaritas. Upon completion of the four year option period, Gainey obtains a 100% ownership interest in Las Margaritas, except that First Mining will retain a 2% NSR royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD$1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. During the year ended December 31, 2019, the Company received initial consideration in the form of Gainey shares with a fair value of $171 on the date of receipt and cash of $12 relating to value-added tax in Mexico under the terms of the Gainey Option Agreement. As at December 31, 2019, the carrying value of the Las Margaritas property is $154 (December 31, 2018 - $244).

7. MINERAL PROPERTY INVESTMENTS

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as fair value through other comprehensive income (loss) (“FVTOCI”), with changes in fair value recorded in other comprehensive income (loss).

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

7. MINERAL PROPERTY INVESTMENTS (Continued)

As there is no observable market data which can be used to determine this fair value, management uses property specific and market based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:

●
Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
●
Gold spot prices over the period from the acquisition of the investment to December 31, 2019;
●
The company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
●
Recent transactions involving mineral properties located in Quebec.

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. As at December 31, 2019, management determined, as a function of the rising gold price environment, that there was an increase in the fair value of mineral property investments and a fair value gain of $981 was recorded (December 31, 2018 - $nil) (Note 18). As at December 31, 2019, the fair value of the Company’s mineral property investments is $5,398 (December 31, 2018 - $4,417).

8. RIGHT-OF-USE ASSET AND LEASE LIABILITY

In December 2019, the Company entered into a 5-year lease agreement to use office space. The Company has recorded this lease as a right-of-use asset and lease liability in the statement of financial position as a December 31, 2019. At the commencement date of the lease, the lease liability was measured at the present value of the lease payments. The lease payments are discounted using an interest rate of 10%, which is the Company’s incremental borrowing rate.

	Right-of-Use Asset	Lease Liability
		Current portion	Non-current portion
Balance as at December 31, 2018	$-	$-	-
Present value of future lease payments	648	94	554
Balance as at December 31, 2019	$648	$94	$554

Maturity analysis – contractual undiscounted cash flows:

As at	December 31, 2019	December 31, 2018
Less than one year	$149	$-
One to five years	678	-
More than five years	-	-
Total undiscounted lease liability	$827	$-

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	December 31, 2019	December 31, 2018
Accounts payable	$768	$341
Other accrued liabilities	630	241
Total	$1,398	$582

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

10. ENVIRONMENTAL RECLAMATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the exploration and development of a mineral property. As at December 31, 2019, the Company estimates that the fair value of the environmental reclamation provision for the Pickle Crow Gold Project is $2,355 (December 31, 2018 - $nil). The fair value of the liability was estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The amount was recorded in the “Assaying, field supplies, and environmental” category in Mineral Properties per Note 6. The undiscounted balance of the estimated cash flows is $2,334 in 2019 dollars. The recorded amount has been measured using a risk free discount rate of 1.67% based on a Canadian government bond and an inflation rate of 2%. The cash outflows in respect of the provision are expected to occur over the next nine years.

	Current portion	Non-current portion	Total
Balance as at December 31, 2018	$-	$-	$-
Present value of environmental reclamation provision	716	1,639	2,355
Balance as at December 31, 2019	$716	$1,639	$2,355

11. SHARE CAPITAL

a)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)
Issued and Fully Paid

Common shares: 591,997,138 (December 31, 2018 – 558,316,916).
Preferred shares: nil (December 31, 2018 – nil).

On December 18, 2019, the Company completed a non-brokered private placement raising aggregate gross proceeds of $1,999 (the “December Offering”). Pursuant to the December Offering, the Company issued 7,405,000 common shares of the Company (the “Flow-Through Shares”) that qualify as flow-through shares for purposes of the ITA, at a price of $0.27 per Flow-Through Share. In connection with the December Offering, the Company paid a 5% finder’s fee on the aggregate gross proceeds in common shares, resulting in the issuance of an additional 370,250 common shares of the Company with fair value of $85, and shares issuance costs of $11 in cash. An amount of $1,692 was recorded in share capital, and the remaining $296, representing the implied premium, was recorded as a flow-through share premium liability (Note 12).

On May 16, 2019, the Company completed a non-brokered private placement raising aggregate gross proceeds of $7,411 (the “May Offering”). Pursuant to the May Offering, the Company issued 20,412,995 units of the Company (the "Units") at a price of $0.27 per Unit for gross proceeds of $5,511 and 5,277,777 flow-through units of the Company (the "FT Units") at a price of $0.36 per FT Unit for gross proceeds of $1,900. In connection with the May Offering, the Company paid units issuance costs of $141 in cash. Net proceeds after issuance costs was $7,270. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until May 16, 2022 at a price of $0.40. Each FT Unit consists of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the ITA and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

11. SHARE CAPITAL (Continued)

An amount of $5,798 was recorded in share capital. The Warrants were valued at $997 using the relative fair value method, and the remaining $475, representing the implied premium, was recorded as a flow-through share premium liability (Note 12).

c)  Warrants

The movements in warrants during the years ended December 31, 2019 and 2018 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2017	49,693,409	$0.81
Warrants exercised	(5,131,300)	0.17
Warrants expired	(24,445,254)	0.80
Balance as at December 31, 2018	20,116,855	$0.99
Warrants issued	12,845,383	0.40
Warrants exercised	(214,200)	0.20
Warrants expired	(16,875,040)	1.10
Balance as at December 31, 2019	15,872,998	$0.41

The following table summarizes information about warrants outstanding as at December 31, 2019:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.40	12,845,383	$0.40	2.38
$0.44	3,027,615	$0.44	1.46
	15,872,998	$0.41	2.20

The Warrants issued in 2019 have been valued at $997 ($1,018 net of allocated issuance costs of $21) using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.55%
Expected life (years)	3.00 years
Expected volatility(1)	67.22%
Expected dividend yield	Nil

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

11. SHARE CAPITAL (Continued)

The movements in stock options during the years ended December 31, 2019 and 2018 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2017	30,608,000	$0.74
Granted – January 15, 2018	9,575,000	0.60
Granted – April 16, 2018	120,000	0.50
Granted – July 20, 2018	50,000	0.43
Granted – October 16, 2018	1,400,000	0.40
Granted – December 10, 2018	12,075,000	0.40
Options exercised	(638,000)	0.17
Options expired	(1,950,000)	1.27
Options forfeited	(2,975,000)	0.68
Balance as at December 31, 2018	48,265,000	$0.61
Granted – January 7, 2019	5,000,000	0.40
Granted – April 1, 2019	750,000	0.40
Granted – April 29, 2019	2,000,000	0.40
Options expired	(7,700,000)	0.68
Options forfeited	(1,387,500)	0.50
Balance as at December 31, 2019	46,927,500	$0.57

The weighted average closing share price at the date of exercise for the year ended December 31, 2019 was $nil (December 31, 2018 – $0.38). No stock options were exercised during the year ended December 31, 2019 (December 31, 2018 – 638,000).

The following table summarizes information about the stock options outstanding as at December 31, 2019:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	24,442,500	$0.40	3.39	17,876,875	$0.39	3.15
$0.51 – 1.00	22,485,000	0.75	2.14	22,485,000	0.75	2.14
	46,927,500	$0.57	2.79	40,361,875	$0.59	2.59

During the year ended December 31, 2019, there were 7,750,000 (December 31, 2018 – 23,220,000) stock options granted with an aggregate fair value of $1,550 (December 31, 2018 – $5,116), or a weighted average fair value of $0.20 per option (December 31, 2018 – $0.22). As at December 31, 2019, 6,565,625 (December 31, 2018 – 9,056,250) stock options remain unvested with an aggregate grant date fair value of $392 (December 31, 2018 - $876).

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

11. SHARE CAPITAL (Continued)

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the years ended December 31, 2019 and 2018 was classified within the financial statements as follows:

	For the year ended December 31,
Statements of Net Loss:	2019	2018
General and administration	$824	$2,254
Exploration and evaluation	143	106
Investor relations and marketing communications	325	437
Corporate development and due diligence	304	235
Subtotal	$1,596	$3,032

	For the year ended December 31,
Statements of Financial Position:	2019	2018
Mineral Properties	$572	$1,169
Total	$2,168	$4,201

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Risk-free interest rate	2.20%	1.91%
Share price at grant date (in dollars)	$0.36	$0.41
Exercise price (in dollars)	$0.40	$0.48
Expected life (years)	5.00 years	5.00 years
Expected volatility(1)	71.86%	70.87%
Forfeiture rate	5.00%	2.64%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility prior to the December 10, 2018 option grant was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies. Commencing December 10, 2018, the computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

12. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	May 16, 2019	December 18, 2019	Total
Balance, December 31, 2018	$-	$-	$-
Liability incurred on flow-through shares issued May 16, 2019	475	-	475
Settlement of flow-through share premium liability upon incurring eligible expenditures	(430)	-	(430)
Liability incurred on flow-through shares issued December 18, 2019	-	296	296
Balance, December 31, 2019	$45	$296	$341

As at December 31, 2019, the Company had $2,178 (December 31, 2018 - $nil) of flow-through expenditure commitments to fulfill the flow-through requirements. The Company reversed the associated flow-through share premium liability and recognized a deferred income tax recovery of $430 in the Company’s consolidated financial statements for the year ended December 31, 2019.

13. OPERATING EXPENSES

Components by nature of the Company’s functional operating expense categories are as follows:

	For the year ended December 31, 2019
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$424	$136	$21	$2	$583
Consultants	108	211	29	-	348
Depreciation	14	157	-	-	171
Directors fees	277	-	-	-	277
Exploration and evaluation	-	40	-	-	40
Investor relations and marketing communications	1	8	592	-	601
Professional fees	614	5	-	-	619
Salaries	899	329	175	179	1,582
Share-based payments (non-cash) (Note 11(d))	824	143	325	304	1,596
Transfer agent and filing fees	193	-	1	-	194
Travel and accommodation	60	95	34	32	221
Operating expenses total	$3,414	$1,124	$1,177	$517	$6,232
Write-down of mineral properties (non-cash) (Note 6)					341
Loss from operational activities					$6,573

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

13. OPERATING EXPENSES (Continued)

	For the year ended December 31, 2018
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$501	$139	$33	$5	$678
Consultants	62	72	17	-	151
Depreciation	11	193	-	-	204
Directors fees	143	-	-	-	143
Exploration and evaluation	-	1	-	-	1
Investor relations and marketing communications	7	7	803	2	819
Professional fees	342	-	-	-	342
Salaries	1,110	145	228	238	1,721
Share-based payments (non-cash) (Note 11(d))	2,254	106	437	235	3,032
Transfer agent and filing fees	162	-	8	-	170
Travel and accommodation	100	101	108	25	334
Operating expenses total	$4,692	$764	$1,634	$505	$7,595
Write-down of mineral properties (non-cash) (Note 6)					4,181
Loss from operational activities					$11,776

14. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at December 31, 2019 and December 31, 2018 is as follows:

Non-current assets	December 31, 2019	December 31, 2018
Canada	$253,587	$243,854
Mexico	252	334
USA	454	809
Total	$254,293	$244,997

15. INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rate prevailing in the respective jurisdictions. The reconciliation of income taxes calculated at the applicable Canadian federal and provincial statutory rates to the actual income tax expense (recovery) is as follows:

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

15. INCOME TAXES (Continued)

	Year ended December 31, 2019	Year ended December 31, 2018
Net loss before income tax	$6,443	$11,645
Combined Canadian statutory income tax rate	27.00%	27.00%
Income tax recovery computed at statutory income tax rate	1,740	3,144
Tax effect of:
Permanent differences	(678)	(599)
Difference in tax rates in foreign jurisdictions	(17)	128
Changes in estimate and others	124	(539)
Flow-through share premium liability	430	-
Changes in unrecognized deferred tax assets	(2,115)	(2,134)
Income tax expense	$(516)	$-

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and same taxation authority. No deferred tax asset has been recognized in respect to the losses and temporary differences below, as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

Recognized deferred income tax assets (liabilities) are comprised of:

	December 31, 2019	December 31, 2018
Non-capital loss carryforwards	$1,162	$64
Property and equipment	-	4
Mineral properties	(1,978)	(68)
Mineral property investments	(130)	-
Total	$(946)	$-

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2019	December 31, 2018
Non-capital loss carryforwards	$26,403	$24,172
Net capital loss carryforwards	763	1,580
Investment tax credits	3,857	3,857
Undeducted financing costs	41	77
Marketable securities	83	830
Property and equipment	304	261
Environmental reclamation provision	624	-
Mineral properties	2,242	1,417
Total	$34,317	$32,194

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

15. INCOME TAXES (Continued)

As at December 31, 2019, the Company and its subsidiaries had unrecognized Canadian non-capital loss carryforwards of approximately $99,214 (2018 - $87,300) which expire between the years 2026 and 2039, unrecognized Canadian net capital loss carryforwards of approximately $2,827 (2018 - $5,900) which can be carried forward indefinitely, unrecognized Canadian investment tax credits of approximately $5,282 (2018 - $5,282) which expire between the years 2024 and 2033, and unrecognized Mexican non-capital loss carryforwards of approximately $1,900 (2018 - $1,603) which expire between the years 2019 and 2029.

16. RELATED PARTY TRANSACTIONS

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2019 and 2018 is as follows:

Service or Item	Year ended December 31,
	2019	2018
Directors’ fees	$277	$143
Salaries and consultants’ fees	1,188	1,208
Severance payments	-	410
Share-based payments (non-cash)	1,601	2,991
Total	$3,066	$4,752

17. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2019, the significant non-cash investing and financing transactions were as follows:

●
370,250 shares issued as finder’s fee in connection with December 18, 2019 private placement (Note 11); and
●
Received Gainey shares with a fair value of $171 under the terms of the Gainey Option Agreement (Note 6).

During the year ended December 31, 2018, significant non-cash investing and financing transactions were as follows:

●
Paid or accrued $nil for income taxes.

18. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

18. FAIR VALUE (Continued)

These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of the non-current reclamation deposit approximated its fair values as the amount is represented by cash deposit. This financial instrument is classified as financial asset at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at December 31, 2019 and was therefore considered to be Level 1. These financial instruments are classified as financial assets at FVTOCI.

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the year ended December 31, 2019, management concluded that there was an increase in the fair value of the mineral property investments, and a fair value gain of $981 (December 31, 2018 - $nil) was recorded (Note 7).

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	December 31, 2019			December 31, 2018
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 5)	$1,775	$1,775	$-	$2,597	$2,597	$-
Mineral property investments (Note 7)	5,398	-	5,398	4,417	-	4,417
Total	$7,173	$1,775	$5,398	$7,014	$2,597	$4,417

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the year ended December 31, 2019 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

18. FAIR VALUE (Continued)

The classification of the financial instruments as well as their carrying values as at December 31, 2019 and 2018 is shown in the table below:

At December 31, 2019
	Amortized Cost (Financial assets)	FVTOCI(1)	Amortized Cost (Financial liabilities)	Total
Financial assets:
Cash and cash equivalents	$5,902	$-	$-	$5,902
Current accounts and other receivables	97	-	-	97
Marketable securities	-	1,775	-	1,775
Mineral property investments	-	5,398	-	5,398
Reclamation deposit	119	-	-	119
Total financial assets	$6,118	$7,173	$-	$13,291

Financial liabilities:
Accounts payable and accrued liabilities	$-	$-	$1,398	$1,398

At December 31, 2018
	Amortized Cost (Financial assets)	FVTOCI(1)	Amortized Cost (Financial liabilities)	Total
Financial assets:
Cash and cash equivalents	$5,115	$-	$-	$5,115
Current accounts and other receivables	17	-	-	17
Marketable securities	-	2,597	-	2,597
Mineral property investments	-	4,417	-	4,417
Reclamation deposit	116	-	-	116
Total financial assets	$5,248	$7,014	$-	$12,262

Financial liabilities:
Accounts payable and accrued liabilities	$-	$-	$582	$582
(1)
The Company made an irrevocable election to reclassify marketable securities and mineral property investments fair value remeasurements from FVTPL to FVTOCI.

19. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board of Directors.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

19. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments had been 10% higher or lower as at December 31, 2019, other comprehensive loss for the year ended December 31, 2019 would have decreased or increased, respectively, by approximately $717 (2018 – $701), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2019, the Company is exposed to currency risk on certain financial instruments denominated in USD and MXN. The Company does not have significant transactions or hold significant cash or other financial instruments denominated in USD and MXN currencies. Therefore, the Company considers this risk to be immaterial.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not expect any credit losses.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

19. FINANCIAL AND CAPITAL RISK MANAGEMENT (Continued)

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2019 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,398	$1,398	$1,398	$-	$-	$-
Lease liability	648	827	149	496	182	-

As at December 31, 2019, the Company held cash and cash equivalents of $5,902 (December 31, 2018 - $5,115). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

20. SUBSEQUENT EVENTS

Private Placement Equity Financing with Ausenco

First Mining has entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a Pre-Feasibility Study (“PFS”) for the Company’s Springpole Gold Project. Ausenco or an affiliate will be entitled to receive approximately $1,600 as fees thereunder. Pursuant to the agreement with Ausenco, on January 15, 2020 the Company closed a private placement with Ausenco, for gross cash proceeds of approximately $750 from Ausenco in respect of its subscription for common shares (the “Ausenco Offering”). Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share. First Mining then paid $750 to Ausenco as a prepayment for the costs of the PFS.

Non-Brokered Private Placement Financing

On March 6, 2020, the Company closed the third and final tranche of a non-brokered private placement initially announced on February 6, 2020, pursuant to which it raised aggregate gross proceeds of $8,500 (the “2020 Offering”). Pursuant to the 2020 Offering, the Company issued an aggregate of 27,420,318 units of the Company (the “Units”) at a price of $0.22 per Unit for gross proceeds of $6,000 and 10,000,000 flow-through units of the Company (the “FT Units”) at a price of $0.25 per FT Unit for gross proceeds of $2,500. The 2020 Offering closed in three tranches, with 10,000,000 FT Units issued on February 14, 2020, 23,328,818 Units issued on February 28, 2020 and 4,091,500 Units issued on March 6, 2020. In connection with the 2020 Offering, the Company paid issuance costs of $91 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.33. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the ITA and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

FIRST MINING GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)

20. SUBSEQUENT EVENTS (Continued)

Stock Options Grant

Subsequent to December 31, 2019, the Company granted 8,750,000 incentive stock options to Directors, Officers, employees and consultants of the Company under the terms of its stock option plan. The stock options have an exercise price of $0.25 per share and are exercisable for a period of five years from the grant date.

Exercise of Stock Options

Subsequent to December 31, 2019 and as at the date of filing these consolidated annual financial statements, a total of 400,000 stock options were exercised for gross proceeds of $60.

Stock Options Expired

Subsequent to December 31, 2019 and as at the date of filing these consolidated annual financial statements, 1,700,000 stock options expired unexercised.

Impacts of COVID-19 Pandemic

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant stock market declines, and the movement of people and goods has become restricted. The mineral exploration sector is expected to be impacted significantly as many local and regional governments have issued public health orders in response to COVID-19, including restricting the movement of people, which could impact the Company's ability to access its properties and complete its exploration programs in the coming year. A continuing period of lower prices could significantly affect the economic potential of many of the Company’s current properties and may result in the Company ceasing work on, or dropping its interest in, some or all of them.

As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty the Company may be restricted in its ability to raise additional funding.

The impact of these factors on the Company is not yet determinable; however they may have a material impact on the Company’s financial position, results of operations and cash flows in future periods. In particular, there may be heightened risk of mineral property impairment and liquidity or going concern uncertainty.

As a result, impairment indicators for our mineral properties and/or a decline in the fair value of our mineral property investment could arise in 2020 if current conditions persist. We continue to work on revisions to our company's forecasts and exploration plans in light of the current conditions and will use these updated assumptions / forecasts in measurement of our assets going forward.

As required by IFRS, we have not reflected these subsequent conditions in the measurement of our mineral properties or our mineral property investment as at December 31, 2019.